FORM 4

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden
hours per response.........0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
	Myers Industries, Inc (MYE)		Director		10% Owner
		X	Officer (give title below)		Other (specify below)
O'Neil Kevin C		General Counsel and Assistant Secretary			

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 03/28/03	7. Individual or Joint/Group Filing (Check Applicable Line)
711 Kensington Way		5. If Amendment, Date of Original (Month/Day/Year)		Form filed by One Reporting Person
(Street)				Form filed by More than One Reporting Person
Copley OH 44321			

(City)   (State)   (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock								1,540	D	
Common Stock								1,735	I	Spouse
Common Stock								180	I	Children

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)										
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
(2)Option/Right to Buy	13.52							4/29/00	4/29/04	Common	1,663				
(2)Option/Right to Buy	10.40							4/26/02	4/26/06	Common	1,375				
(1)Option/Right to Buy	12.32							(3)	6/10/12	Common	6,250				
(1)Option/Right to Buy	8.80							(3)	3/11/13	Common	5,000				

Explanation of Responses:
(1) Grants under Myers Industries, Inc. 1999 Stock Plan
(2) Grants under Myers Industries, Inc. 1992 Incentive Stock Option Plan.
(3) The stock option vests 20 percent after six months, with additional vesting of 20 percent each year thereafter.
.

/s/ Kevin C. O'Neil   3/31/03

**Signature of Reporting Person   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, s*ee* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.